SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               ----------------

                              SCHEDULE 14D-9/A
                             (Amendment No. 4)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                            ----------------------

                             COMSAT CORPORATION
                         (Name of Subject Company)

                             COMSAT CORPORATION
                    (Name of Person(s) Filing Statement)

                      Common Stock, without par value
                       (Title of Class of Securities)

                                   20564D107
                   (CUSIP Number of Class of Securities)

                           Warren Y. Zeger, Esq.
                Vice President, General Counsel and Secretary
                             COMSAT Corporation
                           6560 Rock Spring Drive
                          Bethesda, Maryland 20817
                               (301) 214-3200

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:
                            Alan C. Myers, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000


      This Amendment No. 4 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of COMSAT Corporation, a District of Columbia corporation (the "Company") amends and supplements the Schedule 14D-9 of the Company relating to the tender offer (the "Offer") by Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 25, 1998, as amended, to purchase up to 49% (less certain adjustments) of the issued and outstanding shares of common stock, without par value, of the Company (the "Shares") at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

 ITEM 3. IDENTITY AND BACKGROUND.

      Item 3(b) is hereby amended and supplemented by the addition of the following paragraphs thereto:

      The paragraphs added to Item 3(b) pursuant to Amendment No. 3 to the
Schedule 14D-9 filed with the Securities and Exchange Commission on April 22, 1999 are deleted in their entirety and replaced with the following:

       Parent has a continuing engagement with the law firm of Wunder, Knight, Levine, Thelen & Forscey to provide general legislative support. Under this engagement, Peter S. Knight, a Presidentially- appointed director of the Company since September 1994 and partner of Wunder Knight, has rendered services to Parent. Parent paid Wunder Knight $54,716, $161,669, $112,129, $135,325 and $151,370 for services rendered and expenses incurred during 1999 (through June 1), 1998, 1997, 1996 and 1995, respectively. Mr. Knight recused himself from the deliberations relating to the determination by the Board of Directors on July 7, 1999 to reconfirm its recommendation that shareholders approve the Merger Agreement.

      Parent also has a continuing engagement with the law firm of Manatt, Phelps & Phillips, LLP to provide general legal and legislative advocacy services in connection with government contracts and contracting opportunities in the state of California. Under this engagement, Charles T. Manatt, a Presidentially-appointed director of the Company since May 1995 and chairman of Manatt Phelps, has not rendered any services to Parent. Parent paid Manatt Phelps $24,078, $65,414, $116,113, $153,126 and $66,686
for services rendered and expenses incurred during 1999 (through June 1), 1998, 1997, 1996 and 1995, respectively.

      Standard Technology, Inc., a technology, engineering and systems integration firm, has provided services to Parent under various contracts, which resulted from arm's-length negotiations, in connection with a Department of Defense mentor-protege program to encourage large defense contractors to subcontract with minority-owned businesses. Kathryn C. Turner, a director of the Company since August 1997, is the Chairperson, Chief Executive Officer and sole shareholder of Standard Technology. Parent paid Standard Technology $949,803, $1,807,711, $2,008,766, $1,846,662 and
$2,242,126 in 1999 (through June 1), 1998, 1997, 1996 and 1995, respectively, under those contracts. Pursuant to the mentor- protege program, Parent agreed to award Standard Technology with a targeted amount of $1 million of contracts per year through 2001. Pursuant to the mentor-protege program, Parent also participates on an ad hoc advisory board which provides guidance on business matters and has provided financial assistance to Standard Technology. Parent has made an unsecured loan to Standard Technology, which is repayable over a fifteen year period commencing upon the earlier of 2007 or the year after Standard Technology achieves annual revenues in excess of $25 million. As of June 1, 1999, the outstanding balance of the loan was $2,632,166, which includes previously capitalized interest. Interest does not currently accrue on the loan but will accrue at 8% per annum on the unpaid principal amount once repayment is required. In addition, Parent has guaranteed up to $2 million of Standard Technology's borrowings under a line of credit with a commercial bank, which also is secured by Standard Technology's accounts receivable and a personal guarantee by Ms. Turner. Ms. Turner recused herself from the deliberations relating to the determination by the Board of Directors on July 7, 1999 to reconfirm its recommendation that shareholders approve the merger agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Item 4(a) is hereby amended and supplemented by the addition of the following:

      The first paragraph of Item 4(a) is deleted in its entirety and replaced with the following:

      On September 18, 1998, the Board of Directors of the Company, by a unanimous vote (excluding four Directors who either were absent or recused themselves) approved the Offer, the Merger and the Merger Agreement and determined that the terms of each of the Offer, the Merger and the Merger Agreement are consistent with, and in furtherance of, the long-term business strategy of the Company and are fair to the Company's shareholders. In addition, the Board of Directors recommended that the Company's shareholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer. On July 7, 1999, the Board of Directors reconfirmed its recommendation by unanimous vote, excluding five directors who recused themselves. This recommendation is based in part upon the opinions the Board of Directors received from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), to the effect that, as of September 18, 1998, and as of July 7, 1999, the Consideration to be received by the Company's shareholders pursuant to the Merger Agreement was fair to such shareholders from a financial point of view (each a "DLJ Fairness Opinion"). The full text of the DLJ Fairness Opinion, dated as of July 7, 1999, which sets forth the factors considered and the assumptions made by DLJ, is attached hereto as Annex A and filed as Exhibit 25 hereto. Shareholders are urged to read the DLJ Fairness Opinion, dated as of July 7, 1999, in its entirety.

      Paragraph (2) of Item 4(b) is deleted in its entirety and replaced with the following:

      (2) the presentations of DLJ and the DLJ Fairness Opinions that, as of September 18, 1998 and as of July 7, 1999, the Consideration to be received by COMSAT shareholders pursuant to the Merger Agreement was fair to such shareholders from a financial point of view;

      Paragraph (6) of Item 4(b) is deleted in its entirety and replaced with the following:

      (6) the potential for legislative action that could significantly and adversely harm the Company's core businesses and the value of its shareholders' investments;

      Prior to the last paragraph of Item 4(b), the following shall be inserted:

      Before reconfirming its recommendation to shareholders on July 7, 1999, the Board of Directors reviewed the factors that it considered originally in approving the Merger Agreement. The Board of Directors concluded that the factors continue to apply and continue to support the Board of Director's recommendation.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

Item 5 is hereby amended and supplemented by the addition of the following:

      The second to last sentence of the last paragraph of Item 5 is deleted in its entirety and replaced with the following:

      The Company estimates that an Additional Fee of approximately $5.9 million would have been payable to DLJ if the Offer and the Merger were consummated as of July 7, 1999.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 25 Opinion of Donaldson, Lufkin & Jenrette Securities Corporation dated as of July 7, 1999.*


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 15, 1999                COMSAT Corporation


                                    By: /s/ Alan G. Korobov
                                        -----------------------------------
                                    Name:  Alan G. Korobov
                                    Title: Controller




Annex A is deleted in its entirety and replaced with the following:


                                                                    Annex A


                        DONALDSON, LUFKIN & JENRETTE
              Donaldson Lufkin & Jenrette Securities Corporation
          277 Park Avenue, New York, New York, 10172 - (212) 892-3000

                                                            As of July 7, 1999
Board of Directors
COMSAT Corporation
6560 Rock Spring Drive
Bethesda, MD 20817

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of COMSAT Corporation (the "Company") of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of September 18, 1998 (the "Agreement"), among Lockheed Martin Corporation ("Lockheed Martin"), DENEB Corporation ("DENEB"), a wholly owned subsidiary of Lockheed Martin, and the Company, pursuant to which the Company will be merged with and into DENEB (or, if certain conditions in the Agreement are not satisfied, DENEB will be merged with and into the Company)(the "Merger").

     Pursuant to the Agreement, Lockheed Martin, through a wholly owned, single member Delaware limited liability company ("Offer Subsidiary"), commenced on September 25, 1998 a cash tender offer (the "Tender Offer") for up to the number of shares of the Company's common stock, without par value (the "Company Common Stock"), that is equal to the remainder of (i) 49% of the number of shares of Company Common Stock outstanding at the close of business on the date of purchase pursuant to the Tender Offer minus (ii) the number of shares of Company Common Stock then owned of record by "authorized carriers" (as defined in the Communications Satellite Act of 1962, as amended) as evidenced by issuance of shares of Series II Company Common Stock minus (iii) the number of shares of Company Common Stock with respect to which written demand shall have been made and not withdrawn under the District of Columbia Business Corporation Act ("Dissenting Shares"), at a price of not less than $45.50 per share, net to the seller in cash (the "Tender Offer Consideration").

     Pursuant to the Agreement, subsequent to the Tender Offer and subject to the satisfaction of the conditions contained in the Agreement, the Company shall be merged with and into DENEB (or, if certain conditions in the Agreement are not satisfied, DENEB shall be merged with and into the Company) and each share of Company Common Stock issued and outstanding (other than shares of Company Common Stock held in the treasury of the Company, held by Offer Subsidiary, held by Lockheed Martin, if any, and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 1.0 (the "Exchange Ratio") share of Lockheed Martin Common Stock, par value $1 per share (the "Lockheed Martin Common Stock")(the "Merger Consideration"). The Exchange Ratio reflects the two-for-one stock split of the Lockheed Martin Common Stock effected on December 31, 1998. The Tender Offer Consideration and the Merger Consideration are collectively referred to as the "Consideration" and the Tender Offer and the Merger are collectively referred to as the "Transaction."

     In arriving at our opinion, we have reviewed the Agreement and the exhibits thereto, and the June 18, 1999 draft of the proxy statement/prospectus relating to the Company's Annual Meeting of Shareholders to be held in connection with the Merger. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Lockheed Martin, including information provided during discussions with their respective managements. Included in the information provided during discussions with the Company's management were certain financial projections of business units of the Company prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the respective common stocks of the Company and Lockheed Martin and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Lockheed Martin or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities of either the Company or Lockheed Martin or for making any independent verification of any of the information reviewed by us. We have also assumed that the Tender Offer and the Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, regulatory, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which Lockheed Martin Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has received customary compensation for such services.

     Based on the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.


                                        Very truly yours,

                                        DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                        By  /s/ Douglas V. Brown
                                            -------------------------
                                            Douglas V. Brown
                                            Managing Director